Exhibit 99.124

APHRIA SELECTED BY THE NOVA SCOTIA LIQUOR CORPORATION TO SUPPLY NOVA SCOTIA’S ADULT-USE CANNABIS MARKET

Aphria’s portfolio of adult-use brands and products will be available at the NSLC’s cannabis retail locations and online through the NSLC’s website starting October 17

Leamington, Ontario — August 27, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has entered into a supply agreement (the “Agreement”) with the Nova Scotia Liquor Corporation (“NSLC”) to provide a range of high-quality branded cannabis and cannabis derivative products for sale in Nova Scotia’s adult-use market starting on October 17, 2018.

“Today the NLSC has ensured that Nova Scotia’s adult-use consumers will have access to our thoughtfully developed brands and products come October 17,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “We are seeing tremendous momentum as provincial liquor boards and cannabis authorities across the country continue to respond favourably to our extensive range of product offerings. Each of our brands have been carefully developed to meet the needs and interest of distinct consumer segments, and we look forward to ensuring an ample supply is available to consumers in Nova Scotia and across the country.”

Aphria continues to demonstrate its readiness to provide both an adequate supply and a deep selection of high-quality products across Canada. To date, the Company has supply agreements in place in British Columbia, Alberta, Manitoba, Ontario, Quebec, New Brunswick, Yukon and now Nova Scotia. With an anticipated annual production of 255,000 kg by early 2019 and the Company’s cross-Canada partnership with Great North Distributors, Aphria is well-prepared to meet the anticipated demand in the adult-use market across the country.

“When the opening bell rings, Aphria’s will be ready to hit the ground running and has the infrastructure, know-how and capacity to deliver on all of our supply commitments,” said Vic Neufeld, Chief Executive Officer of Aphria. “We’re also continuing our laser-focus on developing the cannabis products, product categories and innovations of tomorrow, to ensure Aphria drives the evolution of the market not just this coming year but in the many years to follow.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to volumes under the Nova Scotia Liquor Corporation supply agreement, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.